

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Dr. Anil Diwan
President and Chairman
NANOVIRICIDES, INC.
1 Controls Drive
Shelton, Connecticut 06484

> **Re: NANOVIRICIDES, INC.**
> **Registration Statement on Form S-3**
> **Filed May 5, 2023**
> **File No. 333-271706**

Dear Dr. Anil Diwan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter Campitiello, Esq.